

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Luca Maestri
Chief Financial Officer
Apple Inc.
One Apple Park Way
Cupertino, CA 95014

> **Re: Apple Inc.**
> **Form 10-K for the fiscal year ended September 30, 2023**
> **Response dated March 20, 2024**
> **File No. 001-36743**

Dear Luca Maestri:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Sam Whittington